Press Release	October 20, 2021

Largo Resources Provides Operational Update; Reports Strong V2O5 Production of 3,260 Tonnes in Q3 2021

All amounts expressed are in U.S. dollars, denominated by "$".

  V2O5 production of 3,260 tonnes (7.2 million lbs1) in Q3 2021, a 5% increase over Q3 2020 and 6% above Q2 2021

  Total V2O5 equivalent sales of 2,685 tonnes in Q3 2021, a 16% increase over Q3 2020 and 11% below Q2 2021 due to logistical challenges

  Largo Clean Energy ("LCE") selected to receive $4.2 million in funding from the Department of Energy ("DOE") to scale up U.S.-based manufacturing of flow battery and long duration storage systems; Receipt of funding is subject to the completion of the award negotiation with the DOE

  On July 30, 2021, LCE received a notice to proceed ("NTP") on its previously announced sales contract with Enel Green Power España ("Enel") for the delivery of a 5 hour 6.1 MWh VCHARGE± system located in Spain

  Revised 2021 production and sales guidance: Production guidance lowered to 11,400 to 11,800 tonnes of V2O5 equivalent from 12,000 to 12,500 tonnes; Sales guidance lowered to 11,200 to 11,800 tonnes of V2O5 equivalent from 12,250 to 12,750 tonnes

  Demand in all of the Company's key vanadium markets remained strong in Q3 2021: Average Fastmarkets European V2O5 price of approximately $9.40 per lb in Q3 2021, a 76% increase over the average in Q3 2020

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces quarterly production of 3,260 tonnes (7.1 million lbs1) of vanadium pentoxide ("V2O5") and sales of 2,685 tonnes of V2O5 equivalent from its Maracás Menchen Mine in Q3 2021.

Paulo Misk, President and Chief Executive Officer of Largo, stated: "The Company remains well positioned to continue making headway on the suite of value-add projects in our pipeline. This quarter we received a NTP on our first battery sales contract with Enel and are progressing on schedule with the build out of LCE's product development and stack manufacturing facility in Massachusetts with an expected annual capacity of 1.4 GWh. We look forward to a strong finish to the year and remain fully committed to driving the world's transition to a low-carbon future through innovative energy storage solutions powered by our responsibly produced vanadium." He continued: "On the operational front, our performance improved in Q3 2021 as highlighted by a 5% increase in production over Q3 2020 and a 6% increase over Q2 2021. The strong production performance during the quarter was largely driven by increased throughput and improved recoveries following the completion of the Company's expansion project in Q2 2021. Despite improved production results and steady vanadium demand in all regions, the Company experienced logistical challenges which resulted in lower sales for the quarter."

A summary of the Company's Q3 2021 production and sales results is presented below:

Maracás Menchen Mine Production and Sales	Q3 2021	Q2 2021	Q1 2021	Q3 2020

Total Ore Mined (tonnes)	366,484	340,734	263,966	287,969
Ore Grade Mined - Effective Grade (%)[2]	1.10	1.15	1.22	1.28

Concentrate Produced (tonnes)	113,879	98,372	100,467	104,921
Grade of Concentrate (%)	3.32	3.23	3.21	3.32
Global Recovery (%)[3]	83.7	79.9	77.4	84.2

V2O5 produced (Flake + Powder) (tonnes)	3,260	3,070	1,986	3,092
V2O5 produced (equivalent pounds)[1]	7,187,061	6,768,183	4,378,375	6,816,685
Total V2O5 equivalent sold (tonnes)	2,685	3,027	2,783
Produced V2O5 equivalent sold (tonnes)	2,549	2,819	2,654	2,320
Purchased V2O5 equivalent sold (tonnes)	136	208	129

Corporate Highlights

  DOE Selects LCE for Energy Storage Development Funding: On September 23, 2021, the United States DOE announced funding for research and development projects to scale up American manufacturing of flow battery and long duration storage systems. LCE is expected to receive $4.2 million of this funding to develop and demonstrate highly efficient manufacturing processes for affordable, grid-scale flow batteries. The receipt of funds is subject to the completion of the award negotiation of with the DOE and the negotiation is scheduled to be completed within 60 days of the date of announcement. The DOE's funding will help provide the materials needed to expand the grid with new, clean energy sources, deliver affordable electricity to disadvantaged communities, and help reach the Biden Administration's goal of net-zero carbon emissions by 2050.

  Manufacturing Strategy and VCHARGE± Certification Progressing on Schedule: The buildout of LCE's product development and stack manufacturing facility in Massachusetts is proceeding on schedule with substantial completion expected in Q1 2022. The Underwriters Laboratories ("UL") certification of the VCHARGE± system is on schedule for completion in Q4 2021 and LCE expects to proceed and obtain Conformité Européenne ("CE") certification by Q2 2022. CE certification is the European parallel to UL certification.

  Strong Vanadium Production from Maracás: Production from the Maracás Menchen Mine was 3,260 tonnes of V2O5 in Q3 2021, representing a 5% increase over Q3 2020 and the second-best quarter of production since commencement of operations. V2O5 production was 1,068 tonnes in July, with 1,101 tonnes being produced in August and 1,091 tonnes in September. Increased quarter-over-quarter production was largely due to higher throughput and increased global recoveries3 following the completion of the Company's expansion project in Q2 2021. The Company achieved an excellent global recovery3 of 83.7% in Q3 2021, being 1% lower than Q3 2020 but 5% higher than the 79.9% achieved in Q2 2021. The Company also produced 113,879 tonnes of concentrate ore with an average V2O5 grade of 3.32% in Q3 2021 compared to 104,921 tonnes in Q3 2020 with an average V2O5 grade of 3.32%.

  Lower Vanadium Sales Driven by Logistical Delays: The Company continues to actively manage its operations to provide premium products and service to its customers. Increased delays and global logistical challenges have impacted all aspects of the Company's supply chain resulting in lower V2O5 equivalent sales of 2,685 tonnes in Q3 2021. Diligent planning and a comprehensive sales strategy have allowed the Company to deliver on all its commercial commitments up to this point. The Company does not expect the global logistics situation to improve until mid-2022 following increased port equipment availability, at which point the Company expects to reduce its in-transit inventory.

  Vanadium Market Demand Remains Steady: Demand in all of the Company's key markets remained strong in Q3 2021 highlighted by a quarterly increase of 76% in the European FMB V2O5 price. However, lower activity in the steel related spot market and a general worsening of sentiment in the steel industrial complex following the significant drop in the iron ore price has recently led to some negative pressure on global vanadium prices. Aerospace industry demand continues to recover slowly but remains significantly below pre-COVID demand levels. The Company expects a gradual recovery in vanadium demand from this market over the next two to four years. Largo maintains a strong focus on developing new markets for its high purity vanadium products supported by the addition of vanadium trioxide ("V2O3") to its product range. The Company continues with the commissioning of its V2O3 plant and expects to conclude this work in Q4 2021.

Revised 2021 Production and Sales Guidance

The Company's full-year V2O5 equivalent production and sales guidance has been lowered to the range of 11,400 and 11,800 tonnes and 11,200 and 11,800 tonnes, respectively. These adjustments have been made to reflect the Company's operational performance to date and account for the global logistical challenges expected for the remainder of the year. The Company expects to exit the year with a solid quarter of production and sales results in Q4 2021.

		2021 Guidance	Revised 2021 Guidance
Annual V2O5 equivalent production	tonnes	12,000 - 12,500	11,400 - 11,800
Annual V2O5 equivalent sales	tonnes	12,250 - 12,750	11,200 - 11,800

About Largo Resources

Largo is a Canadian domiciled company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company believes that the development and sale of vanadium-based electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. Consequently, the Company is in the process of vertically integrating its highly efficient vanadium production operations with its vanadium-based energy storage technology to create a unique competitive advantage in the rapidly growing long duration energy storage market. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE± vanadium redox flow battery technology results in a competitive and practical long duration energy storage product.

For more information on Largo please visit www.largoresources.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future V2O5 equivalent sales; the timing of the conclusion of the commissioning of the V2O3 plant; the increasing demand for vanadium in the aerospace industry in coming years, the ability to successfully conclude award negotiations with the DOE; the timing of completion of the product development and stack manufacturing facility in Massachusetts and the completion of the UL and CE certifications. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

3 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.